                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Integ Incorporated
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                  458 100 104
                     -------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))



                                                               Page 1 of 8 pages
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                                                               Page 2 of 8 pages

                                SCHEDULE 13G/A
                                 ------------


CUSIP NO.        458 100 104
         ---------------------------------


1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Medical Innovation Fund ("MIF")


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)  [__]

                                                   (b)  [__]

3.   SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Organized in the State of Minnesota

                          5.  SOLE VOTING POWER
          NUMBER OF           MIF - 788,420
          SHARES
          BENEFICIALLY    6.  SHARED VOTING POWER
          OWNED BY                -0-
          EACH
          REPORTING       7.  SOLE DISPOSITIVE POWER
          PERSON              MIF - 788,420
          WITH

                          8.  SHARED DISPOSITIVE POWER
                                  -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     MIF - 788,420

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                        [__]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     MIF - 8.4%

12.  TYPE OF REPORTING PERSON*
     MIF -- PN
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                                                               Page 3 of 8 pages

                                 SCHEDULE 13G/A
                                  ------------


CUSIP NO.            458 100 104
         ---------------------------------


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Medical Innovation Fund II ("MIF II")

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)  [__]

                                                   (b)  [__]

3.   SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Organized in the State of Minnesota

                          5.  SOLE VOTING POWER
          NUMBER OF           MIF II - 740,336
          SHARES
          BENEFICIALLY    6.  SHARED VOTING POWER
          OWNED BY                   -0-
          EACH
          REPORTING       7.  SOLE DISPOSITIVE POWER
          PERSON              MIF II - 740,336
          WITH

                          8.  SHARED DISPOSITIVE POWER
                                     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     MIF II - 740,336

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                        [__]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     MIF II - 7.9%

12.  TYPE OF REPORTING PERSON*
     MIF II - PN
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                                                               Page 4 of 8 pages


ITEM 1(a).  Name of Issuer
            --------------

            Integ Incorporated


ITEM 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------
            2800 Patton Road, St. Paul, MN 55113


ITEM 2(a).  Name of Person Filing
            ---------------------
            Timothy I. Maudlin, as General Partner of the Reporting Persons.

            The persons (the "Reporting Persons") filing this statement are Medical Innovation Fund, a Limited Partnership ("MIF"), and Medical Innovation Fund II, a Limited Partnership ("MIF II"), each of which is a Minnesota limited partnership.

            The general partner of MIF is Medical Innovation Partners, a Limited Partnership ("MIP"), and the general partner of MIF II is Medical Innovation Partners II, a Limited Partnership ("MIP II").

            The general partners of MIP are Timothy I. Maudlin and Robert S. Nickoloff, and the general partners of MIP II are Mark B. Knudson, Ph.D., Mr. Maudlin and Mr. Nickoloff (collectively, the "General Partners").

ITEM 2(b).  Address of Principal Business Office
            ------------------------------------
            9900 Bren Road East, Suite 421
            Minnetonka, MN 55343


ITEM 2(c).  Citizenship
            -----------
            MIF organized in Minnesota
            MIF II organized in Minnesota

ITEM 2(d).  Title of Class of Securities
            ----------------------------

            Common Stock, $.01 par value


ITEM 2(e) CUSIP Number
          ------------
          458 100 104
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                                                              Page 5 of 8 pages


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
        --------------
     Not Applicable.   This Schedule 13G is being filed as a conversion from
     Schedule 13D.

     (a)    [  ]  Broker or Dealer registered under Section 15 of the Act

     (b)    [  ]  Bank as defined in section 3(a)(6) of the Act

     (c)    [  ]  Insurance Company as defined in section 3(a)(19) of the Act

     (d)    [  ]  Investment Company registered under section 8 of the
                  Investment Advisers Act of 1940

     (e)    [  ]  Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940

     (f)    [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

     (g)    [  ]  Parent Holding Company, in accordance with (S) 240.13d-
                  1(b)(ii)(G)

     (h)    [  ]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

ITEM 4.   Ownership
          ---------

     (a) Amount Beneficially Owned (based on 9,366,833 shares outstanding as of February 10, 1998)

     Name                  Number of Shares     Percentage of Total Shares
     ----                  ----------------     --------------------------
     MIF.................    788,420(1)                       8.4%
     MIF II..............    740,336(2)                       7.9%
     Mark B. Knudson.....    156,803(3)                       1.5%
     Timothy I. Maudlin..      1,546(4) (5)           Less than 1%
     Robert Nickoloff....      1,162(4)               Less than 1%
     MIP.................      1,750                  Less than 1%
     MIP II..............      1,500                  Less than 1%

     (1) Includes 55,493 shares of Common Stock that could be acquired within 60 days of February 13, 1998 through the exercise of outstanding stock options and warrants.

     (2) Includes 254,175 shares of Common Stock that could be acquired within 60 days of February 13, 1998 through the exercise of outstanding stock options and warrants.
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                                                              Page 6 of 8 pages

     (3) Includes 45,833 shares of Common Stock issuable upon the exercise of outstanding options. Excludes shares held by MIF II. Dr. Knudson is a general partner of MIP II, the general partner of MIF II. Dr. Knudson disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest in such partnership. Also excludes 25,000 shares of Common Stock held by Dr. Knudson's wife, 54,000 shares held by Knudson Family L.P., and 3,000 shares held by his daughters for which beneficial ownership is disclaimed.

     (4) Excludes shares held by MIF and MIF II. Messrs. Maudlin and Nickoloff are general partners of MIF and MIF II. Messrs. Maudlin and Nickoloff disclaim beneficial ownership of such shares, except to the extent of their proportionate pecuniary interests in such partnerships.

     (5) Excludes 959 shares held by MICI Limited Partnership of which Mr. Maudlin is a General Partner. Mr. Maudlin disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interests in such partnership.

     (b) Percent of Class
                    MIF - 8.4%
                    MIF II - 7.9%

     (c) Number of Shares as to Which Such Person Has:

          (i)   sole power to vote or to direct the vote
                    MIF  - 788,420
                    MIF II - 740,336

          (ii)  shared power to vote or to direct the vote   -0-

          (iii) sole power to dispose or to direct the disposition of MIF - 788,420
                    MIF II - 740,336

          (iv)  shared power to dispose or to direct the disposition of  -0-


ITEM 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------
          Not Applicable

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------
          The General Partners of MIF and MIF II have the power to direct the receipt of dividends from, or the proceeds from the sale, of the securities held by the Reporting Persons. (See Items 2(a) and 4(a) above.)
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                                                              Page 7 of 8 pages

ITEM 7.   Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company
          -------------------------------------------------------------
          Not Applicable

ITEM 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------
          Not Applicable

ITEM 9.   Notice of Dissolution of Group
          ------------------------------
          Not Applicable

ITEM 10.  Certification
          -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 1998.
                              MEDICAL INNOVATION FUND

                              BY Medical Innovation Partners
                              Its General Partner


                              By       Timothy I. Maudlin
                                     ---------------------------------------
                                       Timothy Maudlin
                                       A General Partner



                              MEDICAL INNOVATION FUND II

                              BY Medical Innovation Partners II
                              Its General Partner



                              By       Timothy I. Maudlin
                                     ---------------------------------------
                                       Timothy Maudlin
                                       A General Partner
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                                                               Page 8 of 8 pages


                                                                       EXHIBIT 1
                                                                       ---------

                            JOINT FILING AGREEMENT
                            ----------------------

        In accordance wtih Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, $.01 par value, of Integ Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

        In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 13, 1998.


                                        MEDICAL INNOVATION FUND

                                        /s/ Timothy I. Maudlin
                                        ----------------------------
                                        Timothy I. Maudlin, General Partner of
                                        Medical Innovation Partners, its General
                                        Partner


                                        MEDICAL INNOVATION FUND II

                                        /s/ Timothy I. Maudlin
                                        ----------------------------
                                        Timothy I. Maudlin, General Partner of
                                        Medical Innovation Partners, its General
                                        Partner